SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province

People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On January 2, 2020, the Registrant announced that, with the approval of the Board, it had appointed Peng (“Gillian”) Hu as the Registrant’s Chief Financial Officer effective January 1, 2020.

From July 2019, Ms. Hu has been an independent director and the Chair of the Audit Committee of China Eco-Materials Group Co. Limited which is in the process of applying for listing on Nasdaq. From May 8, 2018 to July 2019, Ms. Hu served an independent director and Chair of the Audit Committee of China Xiangtai Food Co., Ltd. (Nasdaq: PLIN). From January 2019 to July 2019, Ms. Hu was the Chief Financial Officer of Hunan Eurbest Nurition Co., Ltd. She was the Financial Controller at Hunan International Economics University, a subsidiary of Laureate Education, Inc. (Nasdaq: LAUR) from May 2015 to May 2018. Prior to that, Ms. Hu was a Senior Auditor at Friedman LLP from July 2011 to December 2013, a Senior Accountant at China Customs from January 2008 to March 2009, and a Senior Auditor at Ernst & Young from August 2005 to November 2007. Ms. Hu acquired her master’s degree in taxation from Baruch College, Zicklin School of Business, CUNY in August 2011, and her bachelor’s degree in accounting from Tsinghua University, School of Economics and Management in July 2005. Ms. Hu is familiar with Chinese GAAP and US GAAP.

There are no family relationships between Ms. Hu and any director, executive officer or person nominated or chosen by the Registrant to become a director or executive officer. Additionally, there have been no transactions involving Ms. Hu that would require disclosure under Item 404(a) of Regulation S-K.

The Registrant issued a press release on January 2, 2020, announcing the appointment of Ms. Hu as the Registrant’s Chief Financial Officer, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Summary of Employment Agreement

The employment agreement is effective January 1, 2020. Under the terms of Ms. Hu’s employment, she is entitled to base compensation of $58,000 per year.

From January 1, 2020 to December 31, 2020, either party may only terminate the agreement with cause, upon thirty (30) days’ written notice to the other party. From January 1, 2021, either party may terminate the agreement at any time, for any reason or for no reason, with or without cause, upon thirty (30) days’ written notice to the other party.

The foregoing is a summary of the material terms of the employment agreement and is qualified in its entirety by reference to the employment agreement.

Ms. Meihong Pan continued to serve as the Company's interim Chief Financial Officer until December 31, 2019. After such time, Ms. Pan continues to serve as the Registrant’s financial controller.

Exhibits No.	Description
99.1	Press release dated January 2, 2020, titled “Fuling Global Appoints Peng Hu as Chief Financial Officer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: January 2, 2020	By:	/s/ Xinfu Hu
	Name:	Xinfu Hu
	Title:	Chief Executive Officer